The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-222672 and 333-222672-01

Subject to Completion. Dated August 13, 2018.

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 5, 2018, the Underlying Supplement No. 1-I dated April 5, 2018 and the Product Supplement No. 2-I dated April 5, 2018

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$
Digital Notes due 2019
(Linked to the S&P GSCI® Industrial Metals Index Excess Return)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (September 25, 2019, subject to adjustment) is based on the performance of the S&P GSCI® Industrial Metals Index Excess Return (which we refer to as the underlier) as measured from and including the trade date (on or about August 21, 2018) to and including the determination date (September 23, 2019, subject to adjustment). If the final underlier level on the determination date is greater than or equal to 90.00% of the initial underlier level (set on the trade date), you will receive the threshold settlement amount (expected to be between $1,066.40 and $1,078.10 for each $1,000 principal amount note). If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The underlier tracks the performance of futures contracts on industrial metals, not physical industrial metals. Generally, the return on an investment in commodity futures contracts is correlated with, but not the same as, the return on buying and holding the commodities underlying these contracts.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to -10.00% (the final underlier level is greater than or equal to 90.00% of the initial underlier level), the threshold settlement amount; or

•	if the underlier return is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the underlier return plus 10.00%. You will receive less than $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page PS-9 of the accompanying product supplement, “Risk Factors” on page US-1 of the accompanying underlying supplement and “Selected Risk Factors” on page PS- 12 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

If the notes priced today and assuming a threshold settlement amount equal to the middle of the range listed above, the estimated value of the notes would be approximately $983.20 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the final pricing supplement and will not be less than $973.20 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): on or about August 28, 2018

Original issue price: 100.00% of the principal amount*

Underwriting commission/discount: up to 0.95% of the principal amount*

Net proceeds to the issuer: % of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

* J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to an unaffiliated dealer. In no event will these selling commissions exceed 0.95% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-80 of the accompanying product supplement. The original issue price will be between 99.05% and 100.00% of the principal amount for notes purchased by investors in certain fee-based advisory accounts, reflecting a forgone selling commission with respect to these notes; see “Summary Information — Key Terms — Supplemental Plan of Distribution” on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated August   , 2018

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

● Product supplement no. 2-I dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004517/dp87531_424b2-ps2i.pdf

● Underlying supplement no. 1-I dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf

● Prospectus supplement and prospectus, each dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Underlier: the S&P GSCI® Industrial Metals Index Excess Return (Bloomberg symbol, “SPGCINP Index”), as published by S&P Dow Jones Indices LLC (“S&P” or the “underlier sponsor”). The accompanying product supplement refers to the underlier as the “Index.”

Principal amount: each note will have a principal amount of $1,000; $ in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated threshold level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-18 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•	if the final underlier level is less than the threshold level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount. You will receive less than $1,000.

Initial underlier level (to be set on the trade date and will be the closing level of the underlier on the trade date): . The accompanying product supplement refers to the initial underlier level as the “Initial Value.”

Final underlier level: the closing level of the underlier on the determination date. In certain circumstances, the closing level of the underlier will be based on the alternative calculation of the underlier described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Index” on page PS-43 of the accompanying product supplement or “The Underlyings — Indices — Discontinuation of an Index; Alteration of Method of Calculation” on page PS-63 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Cap level (to be provided in the final pricing supplement): expected to be between 106.64% and 107.81% of the initial underlier level

Threshold settlement amount (to be provided in the final pricing supplement): expected to be between $1,066.40 and $1,078.10

Threshold level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the threshold level, which equals approximately 1.1111

Trade date: on or about August 21, 2018

Original issue date (settlement date): on or about August 28, 2018

Determination date: September 23, 2019, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Index” on page PS-43 of the accompanying product supplement

Stated maturity date: September 25, 2019, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-42 of the accompanying product supplement or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” on page PS-49 of the accompanying product supplement and in “Risk Factors — We May Accelerate Your Notes If a Commodity Hedging Disruption

Event Occurs” on page PS-13 of this pricing supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Closing level: as described under “The Underlyings — Indices — Level of an Index” on page PS-62 of the accompanying product supplement

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-42 of the accompanying product supplement

Trading day: as described under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-46 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-40 of the accompanying product supplement, as supplemented by “ — Supplemental Use of Proceeds” below

Tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note. However, under a 2015 IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-82 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-80 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ . We expect to agree to sell to JPMS, and JPMS expects to agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission not in excess of 0.95% of the principal amount. The original issue price for notes purchased by certain fee-based advisory accounts will be between 99.05% and 100.00% of the principal amount, which reflects a forgone selling commission with respect to these notes (i.e., the selling commission specified on the cover of this pricing supplement with respect to these notes will be 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on or about August 28, 2018, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48130UNR2

ISIN no.: US48130UNR22

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Index	underlier
Initial Value	initial underlier level
Final Value	final underlier level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: underlier return, threshold settlement amount, cap level, threshold level, buffer amount and buffer rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Factors — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-17 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-16 of this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Factors — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-16 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-17 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through November 21, 2018. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See

“Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-17 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-20 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Cap level	106.64% of the initial underlier level
Threshold settlement amount	$1,066.40
Threshold level	90.00% of the initial underlier level
Buffer rate	approximately 1.1111
Buffer amount	10.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

During the term of the notes, the underlier is not discontinued, the method of calculating the underlier does not change in any material respect, the underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the underlier had those modifications not been made and a commodity hedging disruption event does not occur

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the commodity futures contracts included in the underlier.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	106.640%
140.000%	106.640%
130.000%	106.640%
120.000%	106.640%
110.000%	106.640%
105.000%	106.640%
102.500%	106.640%
101.000%	106.640%
100.000%	106.640%
95.000%	106.640%
90.000%	106.640%
89.990%	99.989%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be approximately 27.778% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be capped at the threshold settlement amount (expressed as a percentage of the principal amount), or 106.640% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 106.640% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 90.000% (the section right of the 90.000% marker on the horizontal axis) would result in a capped return on your investment.

The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-17 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and threshold settlement amount we will provide in the final pricing supplement and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the commodity futures contracts included in the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the underlier and will depend on whether the final underlier level is less than the initial underlier level by more than 10%. Your investment will be exposed to loss on a leveraged basis if the final underlier level is less than the initial underlier level by more than 10%. For every 1% that the final underlier level is less than the initial underlier level by more than 10%, you will lose an amount equal to approximately 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Maximum Gain on the Notes Is Limited to the Threshold Settlement Amount

If the final underlier level is greater than or equal to 90.00% of the initial underlier level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the threshold settlement amount, regardless of the appreciation in the underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the underlier. The threshold settlement amount will be provided in the final pricing supplement and is expected to be between $1,066.40 and $1,078.10.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-15 of the accompanying product supplement for additional information about these risks.

We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs

If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” on page PS-47 the accompanying product supplement for more information.

Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes

The commodity futures contracts included in the underlier are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the levels of the underlier. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may have a substantial adverse effect on the value of the notes. Additionally, under authority provided by the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission on December 6, 2016 proposed rules to establish position limits that will apply to 25 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts. The limits would apply to a person’s combined position in futures, options and swaps on the same underlying commodity. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on the notes. Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on the notes. See “ — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.

Prices of Commodity Futures Contracts Are Characterized by High and Unpredictable Volatility, Which Could Lead to High and Unpredictable Volatility in the Underlier

Market prices of the commodity futures contracts included in the underlier tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the commodity futures contracts included in the underlier. See “— The Market Price of Industrial Metals Will Affect the Value of the Notes” below. The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the expiry date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

The Market Price of Industrial Metals Will Affect the Value of the Notes

Because the notes are linked to the performance of the underlier, which is composed of futures contracts on aluminum, copper, lead, nickel and zinc, we expect that generally the market value of the notes will depend in part on the market prices of those industrial metals. Global prices of industrial metals, including aluminum, copper, lead, nickel and zinc, are primarily affected by the global demand for and supply of these commodities, but they are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power, may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities. It is not possible to predict the aggregate effect of all or any combination of these factors.

The Underlier May in the Future Include a Commodity Futures Contract That Is Not Traded on Regulated Trading Facilities

The underlier was originally based solely on commodity futures contracts traded on regulated trading facilities (referred to in the United States as "designated contract markets"). At present, the underlier continues to be comprised exclusively of the commodity futures contract that trade on the London Metal Exchange. If the underlier sponsor adds a commodity futures contract to the underlier in accordance with the criteria and procedures described under “Commodity Index Descriptions — The S&P GSCI® Indices” in the accompanying underlying supplement, the underlier may in the future include an over-the-counter contract (such a swap or forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such a contract, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations, that govern trading on regulated trading facilities. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in the underlier may be subject to certain risks not presented by most exchange-traded contracts, including risks related to the liquidity and price histories of the relevant contracts.

The Underlier Sponsor May be Required to Replace a Designated Contract If the Existing Commodity Futures Contract Is Terminated or Replaced

A commodity futures contract known as a "designated contract" has been selected as the reference contract for the physical commodity underlying the underlier. Data concerning this designated contract will be used to calculate the underlier. If a designated contract were to be terminated, a comparable commodity futures contract may be selected by the underlier sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the underlier.

Ongoing Commodities-Related Regulatory Investigations and Private Litigation Could Affect Prices for Commodities and Futures Contracts, Which Could Adversely Affect Your Notes

An increased focus on price setting and trading prices by regulators and exchanges recently have resulted in a number of changes to the ways in which prices are determined, including prices for commodities and futures contracts. This increased focus also resulted in the publication of standards for benchmark setting by the International Organization of Securities Commissions. Investigations by regulatory authorities, enforcement actions and criminal proceedings in the United States and around the world, and private litigation regarding potential direct and indirect manipulation of the trading prices of certain commodities, are ongoing against a number of firms.

These ongoing investigations, actions, proceedings and litigations may result in further review by exchanges and regulators of the methods by which commodities prices are determined and the manner in which commodities and futures contracts are traded and changes to those methods. In addition, changes to other commodity-related activities, such as storage facilities and delivery methods, may also occur. If any of these changes occur, the value of any commodity futures contract underlying the underlier and the price of the commodity underlying that commodity futures contract may be affected, which may thereby adversely affect the level of the underlier and your notes.

In addition, if alleged trading price manipulation or other alleged conduct that may have artificially affected prices has occurred or is continuing, certain published commodity prices and futures contract prices (including historical prices) may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. In particular, the historical trading information of any commodity futures contract underlying the underlier and the commodity underlying that commodity futures contract may be incorrect and, as a result, may not be representative of the prices or changes in prices or the volatility of that commodity futures contract and the commodity underlying that commodity futures contract. In the future, any such artificially lower (or higher) prices could have an adverse impact on any commodity futures contract underlying the underlier and the commodity underlying that commodity futures contract and any payments on, and the value of, your notes and the trading market for your notes.

A Decision by an Exchange on Which the Commodity Futures Contracts Included in the Underlier Are Traded to Increase Margin Requirements for Those Futures Contracts May Affect the Value of the Underlier

If an exchange on which the commodity futures contracts included in the underlier are traded increases the amount of collateral required to be posted to hold positions in those futures contracts (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the value of the underlier to decline significantly.

The Notes Do Not Offer Direct Exposure to Commodity Spot Prices

The notes are linked to the underlier, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

The Underlier May Be More Volatile and More Susceptible to Price Fluctuations Than a Broader Commodities Index, Such as the S&P GSCI®

In contrast to the S&P GSCI®, which includes futures contracts on industrial metals and non-industrial metals commodities, the underlier comprises futures contracts only on industrial metals. As a result, price volatility in the contracts included in the underlier will likely have a greater impact on the underlier than it would on the broader S&P GSCI®. In addition, because the underlier omits principal market sectors composing the S&P GSCI®, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

Higher Futures Prices of the Commodity Futures Contracts Included in the Underlier Relative to the Current Prices of Those Contracts May Affect the Value of the Underlier and the Value of the Notes

The underlier is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the underlier approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in December. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “contango,” where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the price of the October contract, thereby creating a negative “roll yield.” Contango could adversely affect the value of the underlier and thus the value of notes. The futures contracts included in the underlier have historically been in contango.

Suspension or Disruption of Market Trading in the Commodity Markets and Related Futures Markets May Adversely Affect the Level of the Underlier and, Therefore, the Value of the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the underlier and, therefore, the value of your notes.

The Underlier Is an Excess Return Index and Not a Total Return Index

An excess return index, such as the underlier, reflects the returns that are potentially available through an unleveraged investment in the contracts composing that index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-7 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” on page PS-19 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	our internal secondary market funding rates for structured debt issuances;

•	the actual and expected volatility of the underlier;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	supply and demand trends for the commodities upon which the futures contracts that compose the underlier are based or the exchange-traded futures contracts on those commodities;

•	the market prices of the commodities upon which the futures contracts that compose the underlier are based or the exchange-traded futures contracts on those commodities; and

•	a variety of other economic, financial, political, regulatory, geographic, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the threshold level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount. Similarly, the threshold level, while still providing an increase in the return on the notes if the final underlier level is greater than or equal to the threshold level but less than the cap level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

No Interest Payments

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.

Owning the Notes Is Not the Same as Owning Commodities or Commodity Futures Contracts

The return on the notes will not reflect the return you would realize if you actually purchased the futures contracts that compose the underlier, the commodities upon which those futures contracts are based or other exchange-traded or over-the-counter instruments based on the underlier. You will not have any rights that holders of those assets or instruments have.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement. In particular, each of the estimated value of the notes, the cap level and the threshold settlement amount will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement or under “Summary Information — Key Terms,” as applicable. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, the cap level and the threshold settlement amount.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE Underlier

The S&P GSCI® Industrial Metals Index Excess Return is a sub-index of the S&P GSCI®, a composite index of commodity sector returns. The S&P GSCI® is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI® represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI® Industrial Metals Index Excess Return references front-month futures contracts (i.e., the futures contract generally closest to expiration) on High Grade Primary Aluminum, Copper, Standard Lead, Primary Nickel and Special High Grade Zinc. The S&P GSCI® provides investors with a publicly available benchmark for investment performance in the industrial metals commodity markets. The S&P GSCI® Industrial Metals Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the S&P GSCI® Industrial Metals Index Excess Return, are the designated futures contracts on aluminum, copper, lead, nickel and zinc). By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. For additional information about the S&P GSCI® Industrial Metals Index Excess Return, see the information set forth under “Commodity Index Descriptions — The S&P GSCI® Indices” on page US-129 accompanying underlying supplement.

In addition, information about the S&P GSCI® Industrial Metals Index Excess Return may be obtained from other sources, including, but not limited to, the underlier sponsor’s website (including information regarding the 2018 contract production weights). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the underlier is accurate or complete.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the commodity futures contracts included in the underlier will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global commodity markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier on each day from January 2, 2013 through August 10, 2018. The closing level of the underlier on August 10, 2018 was 184.2431. We obtained the closing levels listed in the graph above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

Questions and Answers

The following is a non-exhaustive list of certain questions and answers relating to the underlier and the notes. For further discussion of these and other issues, you should read the section entitled “Risk Factors” starting on page PS-12 of this pricing supplement and the section entitled “Risk Factors” starting on page PS-9 of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Because the notes are linked to an index that tracks futures contracts in a single commodity sector (i.e., industrial metals), they carry greater risk and may be more volatile than a security linked to a broad-based commodity index. The underlier may be highly volatile, and we can give you no assurance that the volatility will lessen.

What does the underlier track?

The underlier for your notes is the S&P GSCI® Industrial Metals Index Excess Return, an index tracking the performance of a futures contract on industrial metals.

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the underlier approach expiration, they are replaced by contracts that have a later expiration. This feature of the underlier, which is discussed above and below, has important implications for changes in the value of the underlier.

What is a commodity futures contract?

A commodity futures contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time. At present, the underlier is composed exclusively of regulated futures contracts. However, the underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.

Why do certain commodity indices track commodity futures contracts and not physical commodities?

While holding an inventory of physical commodities may have certain economic benefits, it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity futures contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity futures contracts, or in an index consisting of a commodity futures contract, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity futures contracts and, therefore, in an index level. In addition, the fact that commodity futures contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity futures contracts, therefore, allows the underlier sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

Can the contracts included in the underlier be changed over time?

In order for a commodity futures contract to be included in the S&P GSCI® for the first time or to remain in the S&P GSCI®, such contract and its underlying physical commodity must satisfy predetermined criteria, (e.g., denomination, duration until expiry, availability of contracts to be rolled into, location of the primary trading facility, accessibility to market participants, trading history, trading volume and minimum weight in the basket), as discussed in the section “Commodity Index Descriptions — The S&P GSCI® Indices” on page US-129 accompanying underlying supplement. The underlier sponsor (which is also the sponsor of the S&P GSCI®) performs monthly and annual calculations to determine whether the constituent contracts meet such thresholds. If, at the time of an annual review, certain contracts that are included in the S&P GSCI® fail to satisfy the criteria and/or certain contracts that have not been included in the S&P GSCI® satisfy such criteria, the composition of the S&P GSCI®, and the underlier if the ineligible contract is one of the futures contract on which the underlier is based, will generally be changed. If, at the time of the monthly review between annual reviews, certain contracts that are included in the S&P GSCI® cease to satisfy the specified criteria, certain contracts might drop out of the S&P GSCI® and, if the dropped contract is one of the futures contracts on which the underlier is based, the underlier, which will in turn result in a re-weighting of the S&P GSCI® and the underlier. Any such changes may impact the underlier, and therefore your notes. For further information with respect to changes in the composition of the S&P GSCI®, refer to the section “Commodity Index Descriptions — The S&P GSCI® Indices” on page US-129 accompanying underlying supplement.

If the price of industrial metals go up, will the underlier level, therefore, also go up?

Not necessarily.

The underlier has returns based on the change in price of futures contracts included in such underlier, not the change in the spot price of the actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.

While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time, as described above under “Why do commodity indices track commodity futures contracts and not physical commodities?” Accordingly, investments linked to the return of commodity futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

Second, because commodity futures contracts have expiration dates — i.e., dates upon which trading of the commodity futures contract ceases — there are certain adjustments that need to be made to the underlier in order to retain an investment position in the futures contract. These adjustments, which are described above and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the underlier. As a result, these adjustments may, in certain instances, cause a divergence between the performance of the underlier and the performance of the underlying futures contract.

What does “rolling” a commodity futures contract mean?

Commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the underlier approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in December. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “contango,” where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the price of the October contract, thereby creating a negative “roll yield.” Contango could adversely affect the value of the underlier and thus the value of notes. The futures contracts included in the underlier have historically been in contango.

The underlier replicates an actual investment in the futures contract, and therefore takes into account the need to roll the futures contract included in the underlier, and reflects the effects of this rolling. Specifically, as a futures contract included in the underlier approaches expiration, the underlier is calculated as if the commodity futures contract in the first delivery month is sold and the proceeds of that sale are used to purchase a commodity futures contract of equivalent value in the next available delivery month. If the price of the second commodity futures contract is lower than the price of the first commodity futures contract, the “rolling” process results in a greater quantity of the second commodity futures contract being acquired for the same value.

Conversely, if the price of the second commodity futures contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity futures contract being acquired for the same value.

What do “contango” and “backwardation” mean?

The act of selling and buying future delivery contracts at a premium or a discount over the current spot price leads to a commodity being in backwardation or contango.

A commodity is said to be in contango when the prices of futures contracts for the commodity are higher in the distant delivery months than in the nearer-delivery (or current) months.

In contrast, when the prices of futures contracts for a commodity are lower in the distant-delivery months than in the nearer-delivery (or current) months, then the commodity is said to be in backwardation.

How does rolling affect the level of the underlier?

“Rolling” can affect the underlier in the following two ways:

First, if, as described above under “What does ‘rolling’ a commodity futures contract mean?” above, the underlier theoretically owns more commodity futures contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity futures contracts will be greater than if the underlier had owned the same number of commodity futures contracts as before the rolling process. Conversely, if the underlier theoretically owns a smaller quantity of the futures contract as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the futures contract will be less than if the underlier had owned the same quantity of the futures contract as before the rolling process. Therefore, these differentials in the quantities of the futures contract sold and purchased may have a positive or negative effect on the level of the underlier (measured on the basis of its dollar value).

Second, the underlier theoretically sells a near-dated commodity futures contract when it gets close to expiry and buys the longer-dated commodity futures contract.

Holding other factors constant, backwardation generally has a positive impact on the performance of a commodity index. Consider an index that is invested in futures contracts of a commodity that is exhibiting backwardation; that is, the price of nearer-delivery contract is higher than the price of distant-delivery contract. In the course of periodic rolling of futures contracts for a commodity exhibiting backwardation, the index sells nearer-delivery contract at a higher price and buys the distant-delivery contract at a lower price, resulting in a gain. Similarly, holding other factors constant, contango generally has a negative impact on commodity index performance. Consider an index that is invested in futures contracts of a commodity that is exhibiting contango; that is, the price of nearer-delivery contract is lower than the price of distant-delivery contract. In the course of the periodic rolling of futures contracts for a commodity exhibiting contango, the index will sell the nearer-delivery contract at a lower price and buy the distant-delivery contract at a higher price, resulting in a loss. This loss, experienced during periodic rolling of a commodity index, is also known as negative roll return (or negative carry). Along the same lines, for an index invested in futures contracts on a commodity exhibiting contango, less contango would mean lower negative roll return associated with the periodic rolling of futures contracts for that commodity. However, there are a number of different factors affecting the underlier level (as described below in “What factors affect the calculation of the level of the underlier other than rolling?”).

Does the underlier have a total return feature?

No. The return on your notes is based on the performance of the underlier, which reflects the price return and roll yield of the futures contract included in the underlier. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts. The underlier and, therefore, the return on your notes will not include such a total return feature or interest component.

What factors affect the calculation of the level of the underlier other than rolling?

The level of the underlier on any day is determined by making certain adjustments to the level of the underlier on the immediately preceding day, based mainly on the performance of the underlying futures contracts. Accordingly, in addition to the effect of the rolling of the commodity futures contracts, the level of the underlier will be affected by the prices of the commodity futures contracts included in the underlier reported by the relevant trading facilities. Referencing these prices in calculating the level of the underlier exposes the underlier to price volatility.

The underlier has at times experienced periods of high volatility. We cannot predict the future performance of the underlier. You should not take the historical levels of the underlier as an indication of its future performance, and no assurance can be given as to the closing level of the underlier on the determination date.

How is the underlier calculated?

The level of the underlier on any given day is equal to the total dollar weight of the underlier divided by a normalizing constant that assures the continuity of the underlier over time. The total dollar weight of the underlier is the sum of the dollar weight of each of the underlying commodities.

The dollar weight of each such commodity on any given day is equal to the daily contract reference price of the relevant commodity, multiplied by the weight of that commodity in the underlier and, when a roll is being effected, the relevant roll weight. The “daily contract reference price” used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.

For a further explanation of how the level of the underlier is calculated, including a description of “contract daily return,” see “The Underlier” starting on page PS-20 of this pricing supplement and the underlier sponsor’s website.

Where can additional information on the underlier be obtained?

For information about recent levels of the underlier, please read the subsection entitled “The Underlier — Historical Closing Levels of the Underlier” on page PS-20 of this pricing supplement. For further explanation on the underlier methodologies of the underlier for your notes and the S&P GSCI®, please refer to the section “The Underlier” on page PS-20 of this pricing supplement.

In addition, information about the underlier may be obtained from other sources, including, but not limited to, the underlier sponsor’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the underlier is accurate or complete.

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-9
Selected Risk Factors	PS-12
The Underlier	PS-20

Product Supplement No. 2-I dated April 5, 2018

Description of Notes	PS-1
Estimated Value and Secondary Market Prices of the Notes	PS-7
Risk Factors	PS-9
Use of Proceeds and Hedging	PS-40
General Terms of Notes	PS-42
The Underlyings	PS-52
Commodity Markets and Exchanges	PS-65
Material U.S. Federal Income Tax Consequences	PS-70
Plan of Distribution (Conflicts of Interest)	PS-80
Benefit Plan Investor Considerations	PS-82

Underlying Supplement No. 1-I dated April 5, 2018

Risk Factors	US-1
Equity Index Descriptions	US-31
The Dow Jones Industrial AverageTM	US-31
The EURO STOXX 50® Index	US-35
The EURO STOXX® Banks Index	US-40
The FTSE® 100 Index	US-45
The Hang Seng® Index	US-48
The JPX-Nikkei Index 400	US-54
The MSCI Indices	US-57
The MSCI 25/50 Indices	US-71
The NASDAQ-100 Index®	US-76
The Nikkei 225 Index	US-81
The Russell Indices	US-84
The S&P/ASX 200 Index	US-89
The S&P Select Industry Indices	US-94
The S&P Select Sector Indices	US-101
The S&P U.S. Indices	US-105
The Swiss Market Index	US-112
The TOPIX® Index	US-116
Commodity Index Descriptions	US-118
The Bloomberg Commodity Indices	US-118
The S&P GSCI® Indices	US-129
Fund Descriptions	US-138
The iShares® 20+ Year Treasury Bond ETF	US-138
The iShares® ETFs	US-143
The PowerShares QQQ TrustSM, Series 1	US-150
The Select Sector SPDR® Funds	US-151
The SPDR® EURO STOXX 50® ETF	US-153
The SPDR® Gold Trust	US-154
The SPDR® S&P 500® ETF Trust	US-155
The SPDR® S&P® Industry ETFs	US-156
The United States Oil Fund, LP	US-158
The VanEck Vectors™ Gold Miners ETF	US-159
The VanEck Vectors® Oil Services ETF	US-163
The Vanguard FTSE Emerging Markets ETF	US-171
The Vanguard Total Stock Market ETF	US-183
The WisdomTree Japan Hedged Equity Fund	US-187

Prospectus Supplement dated April 5, 2018

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2

Description of Notes of JPMorgan Chase & Co.	S-4
Description of Warrants of JPMorgan Chase & Co.	S-10
Description of Units of JPMorgan Chase & Co.	S-13
Description of Notes of JPMorgan Chase Financial Company LLC	S-16
Description of Warrants of JPMorgan Chase Financial Company LLC	S-22
United States Federal Taxation	S-27
Plan of Distribution (Conflicts of Interest)	S-28
Notice to Investors; Selling Restrictions	S-30

Prospectus dated April 5, 2018

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities of JPMorgan Chase & Co.	6
Description of Warrants of JPMorgan Chase & Co.	14
Description of Units of JPMorgan Chase & Co.	17
Description of Purchase Contracts of JPMorgan Chase & Co.	19
Description of Debt Securities of JPMorgan Chase Financial Company LLC	21
Description of Warrants of JPMorgan Chase Financial Company LLC	29
Forms of Securities	36
Plan of Distribution (Conflicts of Interest)	40
Independent Registered Public Accounting Firm	43
Legal Matters	43
Benefit Plan Investor Considerations	43

$

JPMorgan Chase Financial Company LLC

Digital Notes due 2019
(Linked to the S&P GSCI® Industrial Metals Index Excess Return)

Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.